EXHIBIT 11.2
CPI CORP. COMPUTATION OF (LOSS) INCOME PER SHARE - BASIC
FISCAL YEARS ENDED FEBRUARY 7, 2009, FEBRUARY 2, 2008 AND FEBRUARY 3, 2007

in thousands except share and per share data	2008	2007	2006

Common shares outstanding at beginning of fiscal period	17,028,315	16,975,343	18,569,964
Shares issued during the period - weighted average	40,928	34,917	45,501
Retirement of common shares acquired through Dutch Auction self-tender offer - weighted average	-	-	(1,644,938)
Less: Treasury stock - weighted average	(10,559,403)	(10,619,299)	(10,617,552)

Weighted average number of common and common equivalent shares	6,509,840	6,390,961	6,352,975

Net (loss) income applicable to common shares:
From continuing operations	$(6,724)	$4,017	$16,430
From discontinued operations	(961)	(441)	(103)

Net (loss) income	$(7,685)	$3,576	$16,327

Net (loss) income per common and common equivalent shares:
From continuing operations	$(1.03)	$0.63	$2.59
From discontinued operations	(0.15)	(0.07)	(0.02)

(Loss) income per common share	$(1.18)	$0.56	$2.57